Richard M. Morris Partner Direct Tel: 212.592.1432 Direct Fax: 212.545.3371 Email: rmorris@herrick.com

September 2, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Cardax, Inc. Registration Statement on Form S-1 Filed May 7, 2014 File No. 333-195745

Ladies and Gentlemen:

On behalf of our client, Cardax, Inc. (the “Company”), we hereby transmit for filing Amendment No. 1 to Form S-1 (the “Amendment”) to register an aggregate of 52,012,049 shares of common stock, par value $0.001 per share, of the Company, on behalf of the selling stockholders named therein. The Amendment and the remainder of this letter responds to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated June 3, 2014 (the “Comment Letter”), with respect to the Form S-1 filed by the Company with the Commission on May 7, 2014 (the “Form S-1” and, with the Amendment, the “Registration Statement”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form S-1. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Amendment.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Securities and Exchange Commission

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

We acknowledge the Staff’s comment. To the extent that your comments are applicable to other portions of the filing, we have made the appropriate changes in accordance with the Staff’s comments.

2. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Effect has been given to the Staff’s comments. Additional exhibits are included in the filing.

3. We will deliver comments to your confidential treatment request under separate cover.

We acknowledge the Staff’s comment.

4. We note on your cover page that you identify yourself as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please disclose the following:

●	Describe how and when a company may lose emerging growth company status;

●	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:

●	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

●	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Effect has been given to the Staff’s comments. Please see the additional disclosure found on page 3 of the Amendment.

Cover Page

5. We note your disclosure herein and on page 19 stating that if all of the warrants were exercised for cash, you would receive gross proceeds of approximately $17,316,114. As there is no assurance that any amount of proceeds will be realized from the exercise of warrants, please delete the references to the proceeds of the warrant exercise on this page, on page 19, and throughout the prospectus, as applicable.

Effect has been given to the Staff’s comments. Please see the revised disclosure found on the prospectus cover page, and on pages 4 and 21 of the Amendment.

Forward-Looking Statements, page ii

6. Please qualify the last sentence in this section to disclose that you do not undertake any obligation to update or revise any forward-looking statements except as required by law.

Effect has been given to the Staff’s comment. Please see the revised disclosure found on page ii of the Amendment.

Securities and Exchange Commission

Prospectus Summary

The Company, page 1

7. We note your statement here and on page 21 that you are developing products “that provide the anti-inflammatory benefits of steroids or NSAIDs.” You should delete all disclosure on these pages and throughout the prospectus, as applicable, that compares the benefits of astaxanthin to steroids or NSAIDSs.

We note that the Staff has requested revised disclosure regarding the anti-inflammatory benefits of astaxanthin. The Company respectfully submits that revising such disclosure throughout the prospectus to remove comparisons to steroids or NSAIDs would not be appropriate disclosure, because astaxanthin has been empirically shown to possess similar anti-inflammatory properties; however, to address the Staff’s comment, the Company has revised the disclosure on pages 1, 23, and 30 from “developing products that provide the anti-inflammatory benefits of steroids or NSAIDs” to “developing products that provide many of the anti-inflammatory benefits of steroids or NSAIDs” and added scientific disclosure on page 39 to support the comparison.

Such disclosure is also provided below with peer-reviewed bibliographic references:

Astaxanthin Anti-Inflammatory Comparison to Steroids and NSAIDs

Glucocorticoid steroids and NSAIDS act mechanistically to trans-repress and reduce many inflammatory pathways/mediators including but not restricted to tumor necrosis factor alpha (TNF-α, interleukin one beta (IL-1β, nuclear factor kappa B (NF-κB), interleukin six (IL-6), prostaglandin E2 (PGE-2), monocyte chemoattractant protein one (MCP-1), extracellular signal-regulated kinase (ERK), c-jun N-terminal kinase (JNK), inducible nitric oxide synthase (iNOS) and cyclooxygenase 2 (COX-2). Astaxanthin has been shown in humans, animal models and cell systems to act upon and inhibit/reduce many of the same inflammatory mediators affected by glucocorticoid steroids and NSAIDs. Although Cardax’s particular astaxanthin product has not been tested in human clinical studies, the following statements are based on relevant data derived from human/animal/cell system studies conducted using microalgal and synthetic astaxanthin sources. Importantly, administration of astaxanthin to humans reduced the inflammatory mediator TNF-α in an open label study [1] and decreased C-Reactive Protein (CRP) in a double-blind, placebo-controlled study [2]. More specifically, in animal models and cell culture systems, administration of astaxanthin reduced several markers of inflammation overlapping with glucocorticoid steroid targets. In particular, astaxanthin has been shown to significantly reduce TNF-α [3-8], IL β[5,7], NF-κB [4,5,7,9-14], IL-6 [5-8,11,15-17], PGE-2 [3,4], MCP-1 [6,15,18], ERK [11-13,19], JNK [14,19-20], iNOS [3-4,7,10-11,21], and COX-2 [7,10-11,18,21-22]. In one comparative animal study, astaxanthin and prednisolone showed quantitatively equivalent efficacy by significantly reducing TNF-α and PGE-2 levels an equal amount when administered at equivalent doses [3].

1.	Uchiyama, A. and Okada, Y. 2008. J. Clin. Biochem. Nutr. 43(1):38-43.
2.	Park, J.S. et al. 2010. Nutr. Metabol. 7:18.
3.	Ohgami, K. et al. 2003. Invest. Ophthamol. Vis. Sci. 44(6): 2694-2701.
4.	Suzuki, Y. et al. 2006. Exp. Eye Res. 82:275-281.
5.	Speranza, L. et al. 2012. Mar. Drugs. 10:890-899.

Securities and Exchange Commission

6.	Chan, K.-C. et al. 2012. J. Food Sci. 77(2):H76-H80.
7.	Kishimoto, Y. et al. 2009. Eur. J. Nutr. 49(2):119-126.
8.	Kimble, L.L. et al. 2013. Am. J. Adv. Food Sci. Tech. 2:37-51.
9.	Folmer, F. et al. 2009. Biochem. Pharmacol. 78:592-606.
10.	Kim, Y.-J. et al. 2009. J. Agric. Food Chem. 57(19):8793, 8797.
11.	Kim, Y.-H. et al. 2010. Inter. Immunopharmacol. 10(12):1560-1572.
12.	Kavitha, K. et al. 2013. Biochim. Biophys. Acta. 1830:4433-4444.
13.	Chen, W.-P. et al. 2014. Inter. Immunopharmacol. 19(1):174-177.
14.	Bhuvaneswari, S. et al. 2014. Cell Stress and Chaperones. 19:183-191.
15.	Izumi-Nagai, K. et al. 2008. Invest. Ophth. Vis. Sci. 49(4): 1679-1685.
16.	Arunkumar, E. et al. 2011. Food Funct. 3(2):120-126.
17.	Xu, J. et al. 2014. Lipids Health Disease. 13:63.
18.	Manabe, E. et al. 2008. J. Cellular Biochem. 103:1925-1937.
19.	Bhuvaneswari, S. et al. 2012. Can. J. Physiol. Pharmacol. 90:1544-1552.
20.	Ishiki, M. et al. 2013. Endocrinology. 154(8):2600-2612.
21.	Choi, S.-K. et al. 2008. J. Microbiol. Biotechnol. 18(12):1990-1996.
22.	Wu, W. et al. 2014. Food Function. 5:158-166.

8. We note your reference that your product candidates have “exceptional safety profiles, as conferred by U.S. Food and Drug Administration Generally Recognized as Safe (GRAS) designation at certain doses.” We note your similar disclosure on page 27 that a substance containing astaxanthin “is GRAS under the intended conditions of use.” You should fully explain GRAS in your regulation section beginning on page 33, and you should clarify on pages 1 and 27 that the FDA does not grant GRAS designation, but instead may take a position in which it does not question the basis for a notifier’s GRAS determination. Please further clarify on pages 1 and 27 that the FDA’s “no questions” position relates only to astaxanthin esters for use as a food additive in certain foods, and not for use as a dietary supplement or a drug product. You should also qualify your references to GRAS by disclosing that the FDA’s “no questions” position relates only to the natural form of astaxanthin, while your product candidate relates to a synthetic version of astaxanthin.

The Company acknowledges the Staff’s comments, and advises the Staff that the Company has provided additional disclosure regarding GRAS designation in the “Government Regulation” section of the prospectus, appearing on page 41 of the Amendment. Additionally, the Company has expanded disclosure in the “Business” section of the prospectus, appearing on page 32 of the Amendment, to clarify that the FDA’s “no questions” position with regard to astaxanthin relates to naturally occurring, microalgal astaxanthin’s use as a food additive, and does not confer GRAS designation upon synthetic forms of astaxanthin. The Company believes that with the additional disclosures as noted, additional and repetitive disclosure in the Prospectus Summary is not necessary.

Securities and Exchange Commission

9. With regard to your claim of an “exceptional safety profile,” please qualify such claims here and elsewhere in the prospectus, as applicable, by clearly indicating that you have not yet tested a product candidate in clinical trials for safety and tolerability and that the FDA has not concluded that your specific product candidates are safe.

The Company acknowledges the Staff’s comments and respectfully submits to the Staff that the exceptional safety profile of astaxanthin can be properly claimed given the overwhelming scientific evidence of astaxanthin’s safety and efficacy, which is of significant relevance to the Company’s astaxanthin product candidates; however, the Company acknowledges that its product candidates have not yet been tested in clinical trials and that the FDA has not concluded that its specific product candidates are safe for human consumption. The Company advises the Staff that it has expanded disclosure in the “Business” section of the prospectus, appearing on page 32 of the Amendment, to indicate that the FDA has not made a conclusion that synthetic forms of astaxanthin are safe for direct human consumption, that clinical studies have not been conducted to date that confirm the safety profile of synthetic astaxanthin, and that until such studies confirm synthetic astaxanthin’s safety, the Company’s claims regarding the safety profile of astaxanthin and its product candidates rely upon widely available scientific research, peer-reviewed studies, regulatory filings, human exposure, and the Company’s preliminary non-clinical studies.

10. We note your description of your product candidates as “nutraceutical and pharmaceutical products.” Similarly, we note your reference on this page to “pharmaceutical-grade astaxanthin” and “human neutraceutical products.” The term “neutraceutical” has no meaning in FDA rules and regulations. To the extent you use the term “neutraceutical” to describe your product candidates, you should clearly define the term the first time it is used and briefly explain why it is an accurate descriptor of your product candidate.

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 2 of the Amendment.

11. Please clarify in your description of your product candidates on page 1 of the summary whether your products, including astaxanthin, will be regulated by the FDA as drugs, dietary supplements, food additives, or some combination. If it is possible that astaxanthin, for example, will be regulated in one formulation as a drug and another formulation as a dietary supplement, you should be clear and consistent about which regulatory designation you are referring to when discussing the product candidate’s development here, in your business section, and elsewhere. For example, in the risk factor on page 4, you reference “FDA approval of nutraceutical products.” It is unclear from this reference which regulatory designation would apply. Please revise throughout the prospectus as applicable.

The Company acknowledges the Staff’s comments, and advises the Staff that the extent to which any of the Company’s product candidates may be regulated by the FDA, and whether such product candidates are ultimately designated as drugs, dietary supplements, food additives, or some combination thereof, will depend primarily upon the products the Company or any licensee of the Company ultimately commercializes. Furthermore, the Company’s burden in complying with any regulatory regimes applicable to its product candidates will depend upon how such products are ultimately commercialized, whether by the Company, other parties through licensing arrangements, joint ventures, or other alliances. The Company is unable to predict, at this stage in its development, the FDA regulations and designations to which its product candidates will be subject.

Securities and Exchange Commission

The Company has revised the disclosure in the prospectus to this effect. Please see the expanded disclosure on page 2 of the Amendment regarding the Company’s planned pharmaceutical program, in the risk factors discussing FDA regulation and approvals on pages 5 and 10 of the Amendment, and in the “Business” section of the prospectus on page 40 of the Amendment.

12. Please define and explain the term “nature-identical” as it is used to describe your product candidates in this section.

Effect has been given to the Staff’s comment. Please see the revised disclosure found on page 1 of the Amendment.

Risk Factors

“We have a history of operating losses,” page 4

13. Please disclose your total accumulated deficit to date in this risk factor.

Effect has been given to the Staff’s comment. Please see the revised disclosure found on page 5 of the Amendment.

Business

Overview, page 26

14. You should substantially revise disclosure in this overview to provide a clear, accurate and consistent description of your organizational history and structure. For example, we note your reference to a merger on February 7, 2014 involving “our wholly-owned subsidiary, Cardax Sub.” You should fully describe the mechanics and the results of the reverse merger with Koffee Corner, Inc. and its subsidiary here. As another example, please clarify the meaning of your statement that on January 10, 2014, you made your “first investment in Pharma by purchasing 40% of the Pharma common stock,” given that Pharma was formed in May 2013 as a wholly owned subsidiary of Cardax Pharmaceuticals, Inc., the holding company.

Effect has been given to the Staff’s comments. Please see the revised disclosure on pages 29-30 of the Amendment.

15. We note that after your acquisition of assets from Hawaii Biotech, you continued the research and development of astaxanthin and related compounds from May 5, 2006 to May 31, 2013. Elsewhere in your business section, you should include a materially complete summary of the general development of your business, including activities conducted relating to research and development of astaxanthin, during the past 5 years in accordance with Item 101(a) of Regulation S-K.

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 39 of the Amendment.

Strategic Alliances, page 27

Securities and Exchange Commission

16. Please disclose the following information regarding your Joint Development and Supply agreement with BASF:

●	The applicable royalty rate within a range of 10% (e.g., twenties, single digits, etc.);

●	If applicable, the total potential milestone payments either party may be required to make under the agreement;

●	All material provisions governing duration, including the “current term” referenced in this section;

●	The specific intellectual property licensed to BASF under the agreement;

●	The intellectual property that may be granted through a new license should one party terminate under the certain conditions specified in this section; and

●	Any other material termination provisions.

We note that the Staff has requested additional information pertaining to the Joint Development and Supply Agreement by and between the Company and BASF. The Company respectfully notes that the Staff has previously granted the Company’s request for confidential treatment with respect to several provisions of this agreement, including royalty rates and the amounts of any milestone payments due under the agreement.

Consistent with our previous request for confidential treatment, we believe that the potential range of royalty payments under our agreement with BASF is not material to investors due to the present state of commercialization of BASF Astaxanthin products. Presently, BASF Astaxanthin has not been commercialized and the specific dates for any designation of BASF Astaxanthin as GRAS and related commercialization and the specific plan for commercialization or distribution is controlled by BASF. As a result, any royalties that may be payable under our agreement with BASF are highly uncertain in nature, and such speculative information would not alter the total mix of information useful to investors in making investment decisions. Furthermore, expanded disclosure of the royalty amounts would substantially harm the Company’s competitive position, without providing any concomitant benefit to the investing public or the Company’s stockholders. The disclosure of even a range of royalties could adversely affect the Company’s competitive position in the industry by preventing the Company from negotiating more favorable terms in subsequent collaboration agreements with other parties.

Additionally, the Company respectfully submits that further information regarding milestone payments payable under the agreement are irrelevant and immaterial to investors, as all milestone payments required to be made under the agreement have already been made. To the extent any payments were required to be made under the agreement, such payments have already received accounting treatment as reflected in the Company’s financial statements and accompanying notes. Because no additional milestone payments are potentially payable under the agreement, the Company does not believe that any additional disclosure is necessary.

The term of the BASF agreement is subject to automatic renewal. Accordingly, the Company respectfully submits that the duration of any given term, which has been granted confidential treatment by the Staff, is immaterial to investors. As disclosed in the prospectus, if the agreement is not renewed, the non-terminating party is entitled to certain intellectual property of the terminating party; however, the exact terms of any license to be granted by the terminating party upon termination have not been negotiated.

Securities and Exchange Commission

17. With regard to the BASF agreement, please clarify the primary jurisdiction(s) in which BASF will seek regulatory approval for its astaxanthin product and what kind of approval it will seek (for example, approval as a dietary supplement or otherwise). In this regard, we refer you to our comment number 11 above.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that, pursuant to our agreement with BASF, BASF has an exclusive worldwide license to develop and commercialize consumer health or “nutraceutical” products containing or utilizing our astaxanthin technologies. The Company expects that BASF will be required to obtain regulatory approvals for its products in the jurisdictions in which it intends to commercialize those products. Seeking appropriate regulatory approvals or submitting appropriate regulatory notices is consistent with the obligations of commercializing such products. However, as the Company is unable to speculate as to the scope of BASF’s commercialization efforts, the Company respectfully submits that it would be inappropriate to provide disclosure regarding the types of approvals that BASF may seek or the types of regulatory notices BASF may provide.

However, in light of the Staff’s comment, the Company has revised the disclosure under the heading “Strategic Alliances” on page 31 of the Amendment to indicate that, in addition to the research, development, and manufacture of consumer health products, our agreement with BASF relates to the commercialization of synthetic astaxanthin products, and any related matters or obligations thereof. Additionally, under the heading “FDA Gras Determination” on page 41 of the Amendment, the Company has indicated its expectation that synthetic astaxanthin products would need to be designated as GRAS before being marketed in the U.S. as a dietary ingredient, but that it believes any manufacturer or marketer of such products would likely face no material impediment in obtaining such designation, as naturally occurring astaxanthin has already been designated as GRAS.

Our Strategy, page 27

18. Please define the term xanthonphyll carotenoids and explain the relation to astaxanthin.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 32 of the Amendment.

Planned Clinical Development, pages 28-29

19. Please describe your “novel ASTX-1 ester form” and explain how it would be different from “BASF Astaxanthin Products.” Please also explain how you may develop this compound alongside BASF’s compound given the exclusive worldwide license you granted to BASF for products containing ASTX-1. To the extent you believe a proprietary formulation of astaxanthin would not violate the terms of the BASF license and would provide your product candidate with certain advantages, you should explain why and specifically describe any such advantages. In your revised disclosure, please avoid overly-complex scientific terminology that may be confusing to an average investor.

Effect has been given to the Staff’s comments. Please see the revised disclosures on pages 31 and 34 of the Amendment. Please note that the exclusive license granted to BASF pertains to the consumer health or “nutraceutical” use of ASTX-1 (“BASF Astaxanthin Products”), whereas Cardax retains all rights to pharmaceutical use of ASTX-1 (“Cardax Astaxanthin”); furthermore, Cardax is not prohibited from purchasing BASF Astaxanthin Products for consumer health applications.

Securities and Exchange Commission

Competition, page 37

20. Please disclose the names and products of any other companies besides DSM that are developing or have developed astaxanthin-based products for human therapeutic use, whether such products are synthetically manufactured or naturally derived.

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 44 of the Amendment.

Raw Materials and Components, page 38

21. Please disclose the sources, if any, from which you currently obtain your raw materials and components for the research and development of your product candidates and if you obtain such materials from a single source or multiple sources.

Effect has been given to the Staff’s comments. Please see the revised disclosure on page 45 of the Amendment.

Intellectual Property, page 38

22. We note your disclosure in this section that you have 20 issued patents. You should disclose in this section the number of issued material patents, if any, covering astaxanthin. As to each material patent related to astaxanthin, please provide the following information:

●	the expiration date of the patent;

●	the jurisdiction covered by the patent;

●	the type of protection afforded by each such patent; and

●	whether the patent is owned by or licensed to the company.

As to any licensed material patent related to astaxanthin, please indicate from whom the patent was licensed and describe all material terms of the license agreement, including its duration and any conditions that must be satisfied in order to maintain the license. For example, we note you have a license agreement with Brigham and Women’s Hospital for a patent relating to astaxanthin; you should fully describe the material terms of this agreement. Please ensure you address any intellectual property for astaxanthin relating to the acquisition of Hawaii Biotech, Inc. in 2006. Please file all material license agreements as exhibits to your registration statement.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that, while our patent portfolio is important to the protection of our intellectual property, no single patent or group of patents the Company owns related to astaxanthin is material to the development of its business. Accordingly, the Company does not believe additional disclosure related to its patent portfolio is required. The Company has revised the disclosure on page 45 of the Amendment to indicate that its proprietary technologies are not dependent on any single patent or group of patents.

Similarly, the license agreement with Brigham and Women’s Hospital for a patent relating to astaxanthin is not material and is not expected to be material. To address the Staff’s comment, the Company has revised the disclosure on page 46 of the Amendment to indicate that the Company does not expect that there will be any material revenues or benefits under this license.

Securities and Exchange Commission

Management

Biographies of Directors and Executive Officers, pages 39-40

23. For each of your directors, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in accordance with Item 401(e)(1) of Regulation S-K.

Effect has been given to the Staff’s comments. Please see the revised disclosures found on pages 47-48 of the Amendment.

Indemnification, page 42

24. We note that you have entered into indemnification agreements with your directors to provide them and affiliated parties with additional indemnification rights. Please file these agreements as exhibits to your registration statement.

Effect has been given to the Staff’s comments. The Company has filed the form of indemnification agreement to which each of its directors is a party as Exhibit 10.12 to the Amendment.

Employment and Consulting Agreements, page 45

25. Please expand disclosure in this section to provide the initial base salaries, the durations, and the renewal terms, and material termination provisions governing each employment agreement with your named executive officers, including the Agreement for Services with Mr. Mitsakos. Further, if any of the agreements contain terms relating to the payment of incentive bonuses, please fully explain those terms in this section.

Effect has been given to the Staff’s comments. Please see the revised disclosures found on page 54 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 48

Securities and Exchange Commission

26. Please expand footnote 2 to the beneficial owners table to disclose the natural persons who control the shares held of record by Cardax Pharmaceuticals, Inc.

The Company acknowledges the Staff’s comment, and advises the Staff that no natural person or persons control the shares held of record by Cardax Pharmaceuticals, Inc. (“Holdings”), the Company’s predecessor. Holdings is owned by a diversity of stockholders, and its board of directors is comprised of David G. Watumull, Nicholas Mitsakos, and Frank C. Herringer, each of whom is also a director of the Company.

The Company has revised footnote 2 to the beneficial ownership table appearing on page 58 of the Amendment to identify the directors of Holdings and to disclose that such directors are also directors of the Company, and the Company has likewise expanded the disclosure in the risk factor titled “A single stockholder controls us” appearing on page 17 of the Amendment.

The Company also advises the Staff that, on August 28, 2014, the Company entered into an Agreement and Plan of Merger dated as of such date by and among the Company and Holdings (the “Holdings Merger Agreement”), pursuant to which Holdings shall merge with and into the Company (the “Holdings Merger”). Upon the closing of the Holdings Merger, all issued and outstanding capital stock of Holdings shall be converted into and exchanged for preferred stock of the Company that is convertible into the same number of shares of common stock held by Holdings on the closing date of the Holdings Merger, and the shares held of record by Holdings immediately prior to the Holdings Merger shall be cancelled. Disclosure to this effect has been included on page iii of the Amendment under the heading “Recent Developments” and on page 59 of the Amendment.

Options, page 50

27. We note that in accordance with the 2014 Plan, there are 27,756,821 shares acquirable through the exercise of outstanding options. The table on page 48 shows that the four officers of the registrant hold options to acquire 10,525,419 shares. Please reconcile this apparent discrepancy and provide additional disclosure as may be appropriate.

The Company acknowledges the Staff’s comments and advises the Staff that, as of August 15, 2014, 27,756,821 shares of common stock remain acquirable through the exercise of outstanding options, and the four directors and executive officers named in the beneficial ownership table appearing on page 58 of the Amendment collectively hold options to acquire 12,259,339 shares of common stock, which are presently exercisable or exercisable within sixty days of August 15, 2014.

On February 7, 2014, the Company granted options to certain officers, directors, consultants, and employees to acquire a total of 6,899,555 shares of common stock, in substitution of options previously granted to such individuals by the Company’s predecessor, Cardax Pharmaceuticals, Inc. Additionally, on February 7, 2014, the Company granted new options to acquire a total of 20,867,266 shares of common stock. On the date these options were granted, (i) all of the options granted in substitution of the options granted by the Company’s predecessor plus new options to acquire 1,718,357 shares of common stock became immediately exercisable, and (ii) 50% of the new options granted to acquire 19,148,909 shares of common stock became immediately exercisable. The remaining 50% of the new options to acquire 19,148,909 shares of common stock vest ratably over a twelve month period.

Securities and Exchange Commission

In accordance with Item 403 of Regulation S-K and Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Company has reported in the beneficial ownership table the beneficial ownership of management by including shares acquirable through the exercise of options that are presently exercisable or exercisable within sixty days. The option shares not accounted for by comparison of the total number of outstanding options and the options presently exercisable or exercisable within sixty days by management are acquirable by options granted to non-management employees or consultants and options that are not exercisable within sixty days of August 15, 2014.

Accordingly, the Company has provided additional disclosure on page 61 of the Amendment to indicate when the outstanding options to acquire shares of common stock became or will become exercisable.

Selling Stockholders, page 51

28. We note your statement that “the persons named in the table below have sole voting and investment power with respect to all shares of common stock which they beneficially own.” However, many of the selling stockholders listed in this table are entities rather than natural persons. For all selling stockholders that are not natural persons, please identify the person or persons who have voting or investment control over the company’s securities that the entity owns in the footnotes to the table. We refer you to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

Effect has been given to the Staff’s comments. Please see the revised footnotes to the selling stockholders table, which begins on page 63 of the Amendment.

29. We refer you to the footnote numbers 107, 108, and 112 to the selling stockholders table. You should definitively disclose whether each of the three related selling stockholders are actual broker-dealers or only affiliates of broker-dealers. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. For those selling stockholders that are affiliates of broker-dealers, please advise us as to whether:

●	Each seller purchased the securities in the ordinary course of business; and

●	At the time of purchase of the securities to be resold, the seller had any agreement or understandings, directly or indirectly, with any person to distribute the securities.

●	Please additionally include this disclosure in the prospectus.

Effect has been given to the Staff’s comments. Please see the revised disclosure in footnotes 107, 108, and 112 to the selling stockholder’s table, which definitively disclose whether each selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Securities and Exchange Commission

Please also see the additional disclosure on page 62 of the Amendment, which indicates that selling stockholders identified as broker-dealers in the selling stockholder’s table acquired the offered securities as compensation for placement agent and financial advisory services provided to the Company. Additionally, each selling stockholder identified as an affiliate of a broker-dealer acquired the offered securities in the ordinary course of its business and not as underwriting compensation, and at the time such securities were acquired, none of the selling stockholders identified as affiliates of a broker-dealer had any agreements or understandings, directly or indirectly, with any person to distribute such securities.

Signatures

30. Please note that your registration statement must be signed by your principal financial officer and your controller or principal accounting officer in addition to your principal executive officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. Please see the instructions to the Signatures page of Form S-1.

Effect has been given to the Staff’s comments. Please see the additional signatures under the heading “Signatures” to the Amendment.

Financial Statements and Notes

31. The financial statements and related notes, report of independent registered public accounting firm and consent letter are all for the wholly owned subsidiary, Cardax Pharmaceuticals, Inc. and not for the registrant, Cardax, Inc. Please include the audited consolidated financial statements and related notes for the registrant Cardax, Inc., in accordance with Rule 3-01 and 3-02 of Regulation S-X. Also include the audit report and consent from the independent registered public accounting firm covering the audited financial statements for Cardax, Inc.

The Company acknowledges the Staff’s comments, and advises the Staff that on February 7, 2014, Cardax Pharmaceuticals, Inc. completed a merger with Koffee Korner, Inc., a publicly held company, and the new entity was renamed Cardax, Inc. (OTCQB:CDXI). The transaction was treated as a reverse acquisition under U.S. GAAP guidance ASC 805-40, Business Combinations - Reverse Acquisitions with Cardax Pharmaceuticals, Inc. and its subsidiary as the acquirers and Koffee Korner Inc. and its subsidiary as the acquired parties.

Under ASC 805-40 the merged company, in this case, Cardax, Inc., is treated as a continuation of the predecessor company, in this case Cardax Pharmaceuticals, Inc., with no adjustment to the historical book and tax basis of the assets and liabilities of Cardax Pharmaceuticals, Inc. and exclusive of the historical financial information of Koffee Korner Inc.

Accordingly, the financial statements of Cardax Pharmaceuticals, Inc. for the years ended December 31, 2013 and 2012 represent the financial history of Cardax, Inc. for the period prior to Cardax Pharmaceuticals, Inc. changing its name to Cardax, Inc. as part of its merger with Koffee Korner Inc. on February 7, 2014. In essence, under ASC 805-40, Cardax, Inc. is merely a continuation of the business of Cardax Pharmaceuticals, Inc.

Securities and Exchange Commission

32. Tell us the nature of inventory reflected on the balance sheet of $986,674, why the amount has remained unchanged from December 31, 2012 to December 31, 2013 and why it is appropriate to still be capitalized as an asset without a reserve for obsolescence.

The Company acknowledges the Staff’s comments, and advises the Staff that the inventory reflected on the Company’s balance sheet is comprised of astaxanthin, the compound the Company utilizes in its research and development activities related to the development of anti-inflammatory products. The product was purchased over periods prior to 2011, and the unit amounts have remained unchanged since then.

The majority of the inventory is stored with BASF SE, a global chemical company, at a dedicated site in Germany, where the product is frozen. Astaxanthin is a stable compound, and once stored in a sealed container and frozen, it remains stable indefinitely. The Company’s independent auditor, KBL, LLP, conducted its own informal research for purposes of preparing the Company’s financial statements, and did not discover any findings indicating shelf life issues with regard to frozen astaxanthin. As part of its audit procedures, KBL, LLP also performed an inventory count on the product in Germany, and testing of the inventory counts revealed no discrepancies or changes to the 2011 unit counts. Accordingly, the amount of inventory reflected on the Company’s balance sheet remained unchanged from December 31, 2012 to December 31, 2013, and no reserve for obsolescence was recorded.

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We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1432 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

cc:	Securities and Exchange Commission
Austin Stephenson
Christine Torney
Lisa Vanjoske
Cardax, Inc.
David G. Watumull